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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                   FORM 12b-25

                                                  Commission File Number 0-15313

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K    |_| Form 20-F     |_| Form 11-K     |_| Form 10-Q
             |_| Form 10-D    |_| Form N-SAR    |_| Form N-CSR

         For Period Ended: December 31, 2005

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

              For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Savient Pharmaceuticals, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):  One Tower Center,
                                                            14th Floor
City, state and zip code:  East Brunswick, New Jersey  08816

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   |   (a)   The reasons described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
|X|   |   (b)   The subject annual report, semi-annual report, transition
      |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |         N-CSR, or portion thereof, will be filed on or before the
      |         fifteenth calendar day following the prescribed due date; or
      |         the subject quarterly report or transition report on Form 10-Q
      |         or subject distribution report on Form 10-D, or portion
      |         thereof, will be filed on or before the fifth calendar day
      |         following the prescribed due date; and
      |
|_|   |   (c)   The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.
      |


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has been unable to complete prior to March 16, 2006 all of the information required to be included in the Registrant's Form 10-K for the fiscal year ended December 31, 2005.

         The time available to the Registrant to complete its Form 10-K was compressed as a result of the Registrant's restatements completed in January 2006. The Registrant has been working diligently to prepare the Form 10-K since completing the restatements, but has found that it has been unable to complete all facets of the work necessary, including a complete assessment of the Company's internal controls, in the time available. As a result, the Registrant was unable to file its Form 10-K on or before March 16, 2006 without unreasonable effort or expense. This Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

         This Form 12b-25 Notification of Late Filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report regarding the Registrant's strategy, expected future financial position, results of operations, cash flows, financing plans, discovery and development of products, strategic alliances, competitive position, plans and objectives of management are forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "will" and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. In particular, statements regarding the timing of the filing of the Registrant's annual report for the year ended December 31, 2005 and the Registrant's expected net income for 2005 are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties and is based on current expectations, assumptions, estimates and projections about the Registrant's business and the biopharmaceutical and specialty pharmaceutical industries in which the Registrant operates. Such risks and uncertainties include, but are not limited to, the Registrant's ability to complete and file its annual report for the year ended December 31, 2005 no later than the fifteenth calendar day following the prescribed due date. The Registrant may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on the Registrant's forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that the Registrant makes. The Registrant's forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that the Registrant may make. The Registrant does not assume any obligation to update any forward-looking statements.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Philip K. Yachmetz, (732) 565-4705.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   |X|  Yes      |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   |X|  Yes      |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that net income for the fiscal year ended December 31, 2005 will be reported in the Form 10-K as $5,968,000, or $0.10 per share, as compared to a net loss for the fiscal year ended December 31, 2004 of $27,515,000, or $0.46 per share. This increase in net income is primarily attributable to an operating loss decrease of approximately $4.7 million, an increase in other income of approximately $14.9 million (primarily attributable to net proceeds from a patent litigation settlement of approximately $10.6 million), a decrease in tax expense of approximately $11.0 million (primarily attributable to a provision for valuation allowance of deferred tax assets that was recorded during 2004), and a decrease in net loss related to discontinued operations of approximately $2.9 million. This anticipated net income remains subject to completion of the Registrant's audit of its financial results for the fiscal year ended December 31, 2005.


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                          Savient Pharmaceuticals, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 17, 2006               By:    /s/ Philip K. Yachmetz
                                           -----------------------------------
                                    Name:  Philip K. Yachmetz
                                    Title: Executive Vice President &
                                           Chief Business Officer


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